FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS RECEIVES FDA CLEARANCE TO PROCEED WITH TTI-621
IN CLINICAL TRIAL TARGETING SOLID TUMORS AND MYCOSIS FUNGOIDES

Toronto, Ontario, August 17, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the US Food and Drug Administration (FDA) has provided the company clearance to initiate a Phase 1 clinical trial of its lead drug candidate, TTI-621 (SIRPaFc), in solid tumors and mycosis fungoides. Patient enrollment is anticipated to commence by the end of the year. Trillium is developing TTI-621 as a novel checkpoint inhibitor of the innate immune system, and the drug is currently being evaluated in an ongoing Phase 1 dose escalation study in patients with relapsed or refractory hematologic malignancies.

“The FDA’s acceptance of this IND application is another important milestone for our company, as the study of TTI-621 in select tumor types could lead to a more thorough understanding of its mechanism of action, and may bring us one step closer to a much needed treatment option for patients,” said Dr. Niclas Stiernholm, chief executive officer of Trillium Therapeutics. “We seek to gain insight into the tumor micro-environment before, during and after treatment with TTI-621. This will help us learn how to best use TTI-621 CD47 blockade in combination with other anti-cancer drugs and better design the commercial development path for this agent.”

In the multicenter, open-label, Phase 1 trial, TTI-621 will be delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. Patients will be enrolled in sequential dose cohorts to receive intratumoral injections of TTI-621 that increase in dose and dosing frequency to characterize safety, pharmacokinetics, pharmacodynamics and preliminary evidence of antitumor activity. In addition, detailed evaluation of serial, on-treatment tumor biopsies of both injected and non-injected cancer lesions will help characterize tumor microenvironment changes anticipated with CD47 blockade.

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments, including our expectation of initiating the solid tumor trial by the end of the year, our belief of improving our understanding of the mechanism of action, the tumor microenvironment, and how to best use TTI-621 in combination with other anti-cancer agents. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375